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Exhibit 4

URBAN IMPROVEMENT FUND LIMITED-1973

February 13, 2004

MEMO FROM:	INTERFINANCIAL REAL ESTATE MANAGEMENT COMPANY GENERAL PARTNER

Dear Limited Partner:

This letter is in response to the tender offer dated January 6, 2004 from Everest Properties II, LLC ("Everest" or "Offeror"), as amended by Amendment No. 1 dated January 23, 2004 and Amendment No. 2 dated February 6, 2004, to purchase up to 1,180 units in Urban Improvement Fund Limited—1973 (the "Partnership") at a price of $650 per unit, without interest, less the amount of Distributions (as defined in the Everest tender offer) per Unit, if any, made or distributed to limited partnership unit holders by the Partnership after January 6, 2004 (the "Offer"). Interfinancal Real Estate Management Company ("IREMCO"), the General Partner, wishes to supplement our earlier letters regarding the tender offer with the following information:

Partnership Information.

The address and telephone number of the Partnership are as follows:

Urban Improvement Fund Limited—1973
c/o Interfinancial Real Estate Management Company
1201 Third Avenue, Suite 5400,
Seattle, WA 98101.
(206) 622-9900.

The title and the class of securities to which the Offer relates are Units of Limited Partnership Interests ("Units"). As of February 1, 2004, there were 12,417 Units issued and outstanding.

Identity of Offeror.

The name and address of the Offeror are as follows:

Everest Properties II, LLC
155 N. Lake Ave., Suite 1000
Pasadena, CA 91101

Past Contacts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Partnership or its affiliates and their respective executive officers, directors, general partners, or affiliates are described under Item 12 of the Partnership's Annual Report on Form 10-KSB for the year ended December 31, 2002 ("Form 10-KSB"). To the knowledge of the Partnership and its General Partner, except as set forth in Item 12 of Form 10-KSB, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Partnership or its affiliates and their respective executive officers, directors, general partners, or affiliates.

Except as described below, there is no material agreement, arrangement or understanding or any material actual or potential conflict of interest between the Partnership or its affiliates and Offeror or any of their executive officers, directors or affiliates:

From time to time between March 2003 and December 2003, representatives of the General Partner have discussed with Offeror possible transactions by which the General Partner or an affiliate would acquire Units of the Partnership already owned by Offeror and its affiliates, in exchange for interests in other partnerships controlled by the same General Partner. These discussions terminated in December 2003 without any agreement being reached.

The General Partner's Recommendation regarding the Offer.

The General Partner is remaining neutral with respect to the Offer for the reasons set forth in our previous letters.

Each Limited Partner must make his, her or its own decision about whether to accept or reject the Offer based on all available information, including information contained in or incorporated by reference in the Offer and related documents, information provided in this letter and our previous letters, as well as the Partnership's publicly available annual, quarterly and other reports.

Limited Partners are urged to carefully review all such information, and should consider their own personal situation and consult with their own tax, financial and other advisors in evaluating the terms of the Offer before deciding whether to tender Units.

Neither the Partnership nor the General Partner nor, to the knowledge of the Partnership, any affiliate of the Partnership or the General Partner intends to tender to Offeror any Units that are held of record or beneficially by such persons.

Person/Assets, Retained, Employed, Compensated or Used.

To the knowledge of the Partnership and the General Partner, no persons or classes of person have been employed, retained or are to be compensated to make recommendations in connection with this transaction.

Interest in Securities of the Partnership.

To the knowledge of the General Partner, neither the Partnership nor the General Partner or any of their executive officers, directors, affiliates or subsidiaries have effected any transactions in the Units during the past 60 days.

Purposes of the Transaction and Plans or Proposals.

The Partnership has not undertaken or engaged in any negotiations in response to the Offer which relates to: (i) a tender offer or other acquisition of the Units by the Partnership, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (iii) any purchase, sale or transfer of a material amount of assets by the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership. There are no transactions, resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to or would result in one or more of the events referred to above.

Notwithstanding the foregoing, at various times within the past 12 months, an affiliate of the General Partner has explored the possibility of undertaking a tender offer to purchase limited partnership units or other transactions involving the Partnership. The Partnership and the General Partner have no current plans to consummate such a transaction.

As always, should you have any questions or wish to discuss the Everest Offer, please feel free to call John Taylor at the offices of your General Partner, on his direct line number of 206-628-8018, or on the toll free number of 800-398-6399.

Interfinancial Real Estate Management Company

General Partner

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  Exhibit 4
URBAN IMPROVEMENT FUND LIMITED-1973